UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Schedule 14f-1
INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Commission File Number:  0-33513

GS ENVIROSERVICES, INC. (Exact Name of Registrant as Specified in its Charter)

Delaware (State or other jurisdiction of Incorporation or organization	20-8563731 (I.R.S. Employer Identification Number)

677 Seventh Avenue, Suite 410, San Diego, California 92101
(Address of Principal Executive Offices)

(760) 390-8350 (Registrant’s Telephone Number, Including Area Code)

RULE 14F-1
REPORT OF CHANGE IN MAJORITY OF DIRECTORS

INFORMATION PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934

GS ENVIROSERVICES, INC.
677 Seventh Avenue, Suite 410
San Diego, California 92101

This report is furnished by the Board of Directors of GS ENVIROSERVICES, INC., a Delaware corporation, to the holders of its common stock, $0.0001 par value.

On July 31, 2012, Kevin Kreisler, the sole member of our Board of Directors, elected Tad Simmons, the chief executive officer and majority shareholder of GreenSource Corporation, to also serve as a member of the Board. The Board then elected Mr. Simmons to serve as the chief executive officer for the Company effective as of August 17, 2012. Mr. Kreisler simultaneously submitted his resignation from the Board, although the resignation will not be effective until ten days after the Company mails an information statement on Form 14F to its shareholders of record, which form is expected to be mailed in August 2012. Upon the tenth day after such mailing, Mr. Simmons will become the sole member of the Board of Directors.

On August 17, 2012, the Company entered into a securities purchase agreement with GreenSource pursuant to which the Company agreed to sell 65,000,000 restricted shares of its common stock to GreenSource in exchange for $250,000, payable in the form of $25,000 in cash and a $225,000 promissory note. GreenSource has the option to prepay the note in full for $200,000 if paid in full on or before October 30, 2012.

In connection with the August 17, 2012 GreenSource share purchase, Viridis Capital, LLC, an entity owned by our chief executive officer, entered into an agreement with 11235 Factor Fund, LLC, pursuant to which Factor agreed to purchase 91,426,406 shares of Company common stock in exchange for securities held in an unaffiliated entity. Factor then assigned 100% of its interest in those shares to the Company in exchange for $275,000 in convertible debentures. The debentures permit conversion into common stock at the greater of $0.10 per share or 80% of the lowest volume weighted average market price for the Company’s common stock for the 90 days prior to conversion; provided, however, that Factor cannot convert its debentures into shares that would result in the holder or its affiliates owning in excess of 4.9% of the outstanding shares. The maturity date of the debentures is June 30, 2013.

This report is provided for information purposes only.  We are not soliciting proxies in connection with the matters described in this report.  You are not requested to respond to this report in any way. This report will first be mailed to the shareholders of GS EnviroServices on or about August _____, 2012.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The outstanding voting securities of GS EnviroServices consisted of 80,573,594 shares of common stock as of July 31,  2012, after taking into account the cancellation of  the 91,426,406 shares surrendered to the Company as of such date by 11235 Factor Fund, LLC. Assuming the resignation from office of Kevin Kreisler, which will occur ten days after this information statement is mailed, the following table sets forth information known to us with respect to the beneficial ownership of our voting securities by the following:

• each shareholder who beneficially owns more than 5% of our common stock;
• Tad Simmons, our Chief Executive Officer and sole member of the Board of Directors; and
• all of our officers and directors as a group.

Name and Address Of Beneficial Owner(1)	Common	Percentage of Voting Power

Tad Simmons(2)	65,000,000	81%

Officers and Directors as a group (1 person)	65,000,000	81%

(1)	Unless otherwise noted, the address of each shareholder is c/o GS EnviroServices Corporation, 677 Seventh Avenue, Suite 410, San Diego, California 92101.

(2)	The shares attributed to Tad Simmons are beneficially owned by GreenSource Corporation, an entity controlled by Mr. Simmons.

NEW MEMBER OF THE BOARD OF DIRECTORS

In connection with the execution of the stock purchase agreement with GreenSource, Tad Simmons was appointed to serve as a member of the Board of Directors.  Ten days after this information statement is mailed to our shareholders of record, the prior member of the Board will resign, and Mr. Simmons will be the sole member of the Board of Directors.  Information regarding the new director follows:

Mr. Simmons has been President and CEO of GreenSource Corporation since 2008 and owner of GreenSource for 7 years prior.  GreenSource provides technical and management consulting services to various clients in green-tech, clean-tech, and the sustainability industry. From 2001 to 2007, Mr. Simmons was in the solar energy industry serving as sales manager for both residential and commercial sales programs. He and his colleagues established the sales program for photovoltaic systems in Home Depot stores in San Diego. He worked as a consultant and sales manager for Clean Power Systems, Kerr Enterprises, and Rockwell Electric, a subsidiary of Integrated Electrical Services, Inc. From 1999 to 2003, Mr. Simmons served as President & CEO of Gober Gear, Inc., a developer of off-road trailers for hauling kids or cargo on mountain trails.

From 1993 to 2000, Mr. Simmons served as Senior Staff Engineer and Technical Lead at Science Applications International Corporation (SAIC). Prior to this he worked briefly for Naval Research and Development in Point Loma, California. During his engineering education at San Diego State University, Mr. Simmons served as Electrical Engineering Team Leader for the Suntrakker vehicle project.  He and fellow team members designed and built the Suntrakker solar car, a first for San Diego State University, and competed in the 1993 2000-mile World Solar Challenge in Australia.

Mr. Simmons’ experience includes 8 years as an engineer and technical lead for various government and private sector clients; it includes design and leadership roles in projects including fuel cell instrumentation, flat-panel x-ray imaging, integrated circuit design, renewable energy technology design reviews, and development of strategic partnerships;  proposal development including a $500 million management and operations contract for the National Renewable Energy Laboratory, wind turbine and electric vehicle motor design review, and support of various entrepreneurial ventures.

Mr. Simmons earned a certificate in Global Business Management while at SAIC, has been Chairman or President of both the Institute for Electrical and Electronics Engineers (IEEE), and the Society of Automotive Engineers (SAE) in San Diego, and is a two-time winner of the Saturn Award for Leadership.  Mr. Simmons earned his Master’s in Business Administration from the University of Phoenix in 2002, and his Bachelor’s degree in Electrical Engineering from San Diego State University in 1993. Mr. Simmons is 44 years old.

Code of Ethics – GS EnviroServices does not have a code of ethics applicable to its management, due to the small number of individuals involved in management.

Nominating, Compensation and Audit Committee – The Board of Directors does not yet have an audit committee, a compensation committee or a nominating committee, due to the transition of the Board.  The Board also does not yet have an “audit committee financial expert.”

Shareholder Communications – The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures.

PREVIOUS BOARD OF DIRECTORS

The following provides certain information regarding our sole officer and director prior to the July 31, 2012 investment by GreenSource: Kevin Kreisler served as Chairman of GS EnviroServices from 2006 and as Chief Executive Officer from 2009 to 2012. Mr. Kreisler is the chairman and chief executive officer of GreenShift Corporation. Mr. Kreisler served as GreenShift’s vice president from 1998 to 2000, president from 2000 to 2002, chief executive officer from 2002 to 2005 and has served as GreenShift’s chairman from 2005 to the present. Mr. Kreisler is a graduate of Rutgers University College of Engineering (B.S., Civil and Environmental Engineering, 1994), Rutgers University Graduate School of Management (M.B.A., 1995), and Rutgers University School of Law (J.D., 1997). Mr. Kreisler was admitted to practice law in New Jersey and the United States District Court for the District of New Jersey.

Board Meetings and Committees – The Board of Directors had no committees during the fiscal year ended December 31, 2011. During the fiscal year ended December 31, 2011, the Board of Directors held no meetings.

Executive Compensation and Compensation of Directors – There was no compensation awarded to, earned by, or paid to the Company’s executive officers for services rendered in all capacities to the Company during the fiscal years ended December 31, 2011, 2010 and 2009.

Employment Agreements – All of our officers and directors served on an at-will basis.

Director Compensation – The members of the board of directors received no compensation for services on the board during the years ended December 31, 2011, 2010 or 2009.

Certain Relationships and Related Transactions – There were no related party transactions during the fiscal year ended December 31, 2011.

August 22, 2012                                                            By Order of the Board of Directors:

/s/ Tad Simmons
Tad Simmons, Chairman